SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 13, 2008

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F   ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

London, UK 13 March 2008. Inmarsat plc (LSE: ISAT), the leading provider of global mobile satellite communications services, today announces that its President and Chief Operating Officer, Michael Butler will be leaving the company at the end of April next year.

“Over the past 8 years, Michael has made a significant contribution to the evolution of Inmarsat from an intergovernmental organisation to an industry leading enterprise”, said Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer. “Michael will continue with his current responsibilities until April 2009 to oversee a smooth transition to the new commercial contract with our global distribution partners, and the successful introduction of Inmarsat’s new Global Satellite Phone Services.”

There will be no change in Michael’s responsibilities during this period and he will remain an executive director of Inmarsat plc until his departure. Andrew Sukawaty remains as Chairman and Chief Executive Officer.

ENDS

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat:

Inmarsat plc (LSE:ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of 440 partners, including the world’s leading telecoms groups, operating in 180 countries. For the year ended 31 December 2007, Inmarsat plc had total revenue of US$576.5 million and profit before tax of US$124.8 million.

Contact: Inmarsat, London, UK

Investor Enquiries	Media Enquiries
Simon Ailes, +44 20 7728 1518	Christopher McLaughlin, +44 20 7728 1015
simon_ailes@inmarsat.com	christopher_mclaughlin@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: March 13, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: March 13, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer